UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2024

Commission File Number: 001-38024

BeyondSpring Inc.

BeyondSpring Inc.
100 Campus Drive, West Side, 4th Floor, Suite 410

Florham Park, New Jersey 07932
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

On August 6, 2024, SEED Therapeutics Inc. (“SEED”), a biotechnology company focused on harnessing and engineering Molecular Glues for targeted protein degradation (TPD) of disease-causing proteins, announced that SEED has entered into a strategic research collaboration with Eisai Co., Ltd. (“Eisai”), to discover and develop novel molecular glue degraders for neurodegeneration and oncology indications. Concurrently with entering into the research collaboration, SEED also entered into share purchase agreements with Eisai and certain other third-party investors for an aggregate purchase price of $24 million, as further described below (the “Series A-3 Financing”). After the first close (as defined below) of the Series A-3 Financing, BeyondSpring Inc. (the “Company”) and SEED Technology Limited (“SEED Technology”), a British Virgin Islands company and a majority-owned indirect subsidiary of the Company (collectively, the BYSI Entities”), will own approximately 46.9% of the outstanding equity interest in SEED, calculated on an as-converted basis (excluding any shares that may be reserved under an employee stock ownership plan, or similar arrangement). The Company expects that SEED will continue to be consolidated into the financial statements of the Company since the Company remains substantive control of SEED.

Under the terms of the research collaboration, SEED will lead preclinical discovery activities for the selected targets, including E3 ligase selection and identification of the appropriate molecular glue degraders. Eisai will have exclusive rights to develop and commercialize compounds derived from this collaboration. SEED will be eligible to receive upfront payments and potential preclinical, clinical, regulatory and sales milestone payments of up to $1.5 billion, plus tiered royalties on net sales of products that result from the collaboration upon Eisai’s exercise of their exclusive rights under the strategic research collaboration.

SEED also entered into share purchase agreements with Eisai and certain other third-party investors (collectively, the “Investors”) to purchase preferred shares of SEED for an aggregate purchase price of $24 million. SEED has agreed to sell an aggregate of 5,647,059 shares of its Series A-3 Preferred Shares to the Investors at a cash purchase price of $4.250 per share (the “first close”). The first close is subject to customary closing conditions. Pursuant to the terms of the share purchase agreements, SEED may issue additional Series A-3 Preferred Shares on the same terms at one or more closings within 150 days after the first close for an additional purchase price of up to $26 million. In connection with the Series A-3 Financing, Eli Lilly and Company, as the holder of the Series A-2 Preferred Shares, has agreed to forego its redemption right with respect to such shares.

This Report on Form 6-K shall not constitute an offer to sell or the solicitation of an offer to buy the Series A-3 Preferred Shares, nor shall there be any offer, solicitation, or sale of the Series A-3 Preferred Shares in any state in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state.

On August 6, 2024, SEED issued a press release announcing the research collaboration and the Series A-3 Financing, a copy of which is attached hereto as Exhibit 99.1 and incorporated herein by reference.

This Report on Form 6-K is incorporated by reference into the Registration Statement on Form F-3, File No. 333-280153, and the Registration Statements on Form S-8, File No. 333-216639 and File No. 333-240082, of the Company.

Cautionary Note Regarding Forward-Looking Statements

This Report on Form 6-K includes forward-looking statements that are not historical facts. Words such as “will,” “expect,” “anticipate,” “plan,” “believe,” “design,” “may,” “future,” “estimate,” “predict,” “objective,” “goal,” or variations thereof and variations of such words and similar expressions are intended to identify such forward-looking statements. Forward-looking statements are based on the Company’s current knowledge and its present beliefs and expectations regarding possible future events and are subject to risks, uncertainties and assumptions. Actual results and the timing of events could differ materially from those anticipated in these forward-looking statements as a result of several factors including, but not limited to, difficulties raising the anticipated amount needed to finance the Company’s and SEED’s future operations on terms acceptable to the Company and SEED, if at all, unexpected results of clinical trials, delays or denial in regulatory approval process, results that do not meet our expectations regarding the potential safety, the ultimate efficacy or clinical utility of our product candidates, increased competition in the market, and other risks described in the Company’s most recent Form 20-F on file with the U.S. Securities and Exchange Commission. All forward-looking statements made herein speak only as of the date of this release and the Company undertakes no obligation to update publicly such forward-looking statements to reflect subsequent events or circumstances, except as otherwise required by law.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BeyondSpring Inc.

	By:	/s/ Lan Huang
Name: Lan Huang
Title: Chairperson and Chief Executive Officer

Date: August 6, 2024

EXHIBIT INDEX

Exhibit No.	Exhibit

99.1	Press release, dated August 6, 2024.